FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file numbers
2-90702, 33-18202, 33-55986, 33-56101 and 333-95043

A.                       Full title of the plan and the address of the plan, if different from that of the issuer name below:

ECOLAB SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2001 and 2000

and

for the year ended December 31, 2001

AND SUPPLEMENTAL SCHEDULES

as of and for the year ended December 31, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator

Ecolab Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan (the “Plan”) as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan Administrator.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

June 20, 2002

ECOLAB SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2001 and 2000

(in thousands)	2001	2000

ASSETS

Investments:

Fidelity mutual funds	$184,485	$202,855

Other mutual funds	43,116	43,797

Managed Income Fund	44,235	41,997

Ecolab Stock Fund	295,303	330,213

Participant loans	16,174	16,610

Total investments	583,313	635,472

Dividends receivable	979	986

Total assets	584,292	636,458

LIABILITIES

Other liabilities	106	94

NET ASSETS AVAILABLE FOR BENEFITS	$584,186	$636,364

The accompanying notes are an integral part of the financial statements.

ECOLAB SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2001

(in thousands)	2001

Investment income (loss):
Interest	$3,734
Dividends	9,223
Net depreciation in the fair value of mutual funds	(27,298)
Decrease in Plan’s interest in other funds	(21,048)
Total investment loss	(35,389)

Contributions and transfers:
Employee contributions	25,386
Employer contributions	9,474
Transfer from other plans	2,394
Total contributions and transfers	37,254

Deductions:
Distributions and withdrawals	(53,846)
Plan expenses	(197)
Total deductions	(54,043)

Net decrease	(52,178)

Net assets available for benefits:
Beginning of year	636,364

End of year	$584,186

The accompanying notes are an integral part of the financial statements.

ECOLAB SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.         Description of Plan:

The following brief description of the Ecolab Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the “Company”) and certain of its subsidiaries.  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion.  Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate.  Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions,” “after-tax savings contributions,” “employer matching contributions” or “employer profit sharing contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $10,500 for 2001) for the purpose of making before-tax savings contributions to the Plan.

After-tax savings contributions are contributions made by the Company on behalf of participants through after-tax payroll deductions.  The total of before-tax and after-tax savings contributions made on behalf of a participant cannot exceed 16% of a participant’s compensation.

Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax and after-tax savings contributions for a payroll period up to a maximum 6% of a participant’s eligible compensation for that period, as defined.  Employer matching contributions are invested entirely in the Ecolab Stock Fund.

Employer profit sharing contributions are discretionary and are determined annually by the Company’s Board of Directors.  If made, profit sharing contributions are divided among participants who are not eligible for a management incentive or equivalent bonus.  Discretionary employer profit sharing contributions are also invested entirely in the Ecolab Stock Fund.

The levels of contributions made by or on behalf of participants who are “highly compensated”, as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

VESTING:

Participant interests in before-tax savings contributions, after-tax savings contributions, discretionary employer profit sharing contributions and investment income thereon are always 100% vested.  Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service.  Participants also become fully vested in employer matching contributions and investment income thereon in the event of death or total disability while employed by the Company or upon retirement at, or after, age 65.

PLAN BENEFITS:

Benefits to participants are limited to the amount vested in each participant’s account.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant’s account.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a 10% penalty.  Forfeitures of non-vested employer matching contributions and related investment income are used to reduce future employer contributions.

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s vested interest in his or her account.  When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.  Participant loans at December 31, 2001 had interest rates ranging from 6.0% to 10.5%.  No more than two loans can be outstanding at any time.  Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.

Except for employer matching and profit sharing contributions and investment income thereon which are invested entirely in the Ecolab Stock Fund, participants are allowed to allocate their entire account balance and their before-tax and after-tax savings contributions in any combination of investment options (19 at December 31, 2001).  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily.  These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.  Seventeen of the 19 investment options existing at December 31, 2001 are mutual funds.  The remaining two investment options include a fund invested primarily in investment contracts (the Managed Income Fund) and a non-diversified fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company (the Ecolab Stock Fund).  Portions of the Ecolab Stock Fund are considered non-participant directed investments (see Note 4).

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

PLAN AMENDMENTS:

Beginning in 2002, certain plan amendments were initiated which related to employee and employer contributions, participant vesting and participant account allocation.  These amendments are more-fully described in Note 7.  In addition, also in 2002, the Plan changed its name to the Ecolab Savings Plan and ESOP.

2.         Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value.  Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.  Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.  The Plan determines the cost of investments sold by the average cost method.  Participant loans receivable are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

INTEREST AND DIVIDENDS:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF MUTUAL FUNDS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of mutual funds, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those mutual funds.

INCREASE IN PLAN’S INTEREST IN OTHER FUNDS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the increase in Plan’s interest in non mutual funds (the Managed Income Fund and the Ecolab Stock Fund), which consists of the change in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:

Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions.  Employer matching contributions are recorded based on participant contributions.  No discretionary employer profit sharing contributions were made for the 2001 Plan year.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

CONCENTRATION OF MARKET RISK:

As of December 31, 2001 and 2000, approximately 51% and 52% of the Plan’s net assets were invested in the common stock of Ecolab Inc., respectively.  The underlying value of the Ecolab Stock Fund is entirely dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distribution is made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within plan.  Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2001 and 2000 are summarized as follows:

(in thousands)	2001	2000

Spartan U.S. Equity Index Fund	$43,124	$51,208

Fidelity Magellan Fund	52,659	60,246

Managed Income Fund	44,235	41,997

Ecolab Stock Fund	295,303	330,213

At December 31, 2001 and 2000, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $104,439 and $121,228, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($48,346) as follows:

(in thousands)	2001

Fidelity mutual funds	$(21,230)

Other mutual funds	(6,068)

Managed Income Fund	445

Ecolab Stock Fund	(21,493)

$(48,346)

4.                           Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2001 and 2000, and for the year ended December 31, 2001 are as follows:

	12/31/01	12/31/00

Net assets:
Common stock - Ecolab Inc.	$190,864	$208,985

Year Ended 12/31/01
Changes in net assets:
Dividends	$2,516
Net depreciation	(14,011)
Plan expenses	(15)
Contributions	9,608
Distribution and withdrawals	(16,219)
$(18,121)

5.                           Tax Status:

The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 19, 2002, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the determination letter.  The Plan Administrator will be filing for a new tax determination letter.  However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                           Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.  In 2001, the amount of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows (dollars in thousands):

	2001
	Purchases	Sales
Fidelity mutual funds	$72,564	$67,911
Ecolab Stock Fund	64,574	77,990

7.                           Plan Amendments:

Declarations of Merger were adopted by the Plan to merge the assets of the Argos Food Equipment, Inc. and the Stove Parts Supply Company Profit Sharing Plan into the Plan.  Assets of the Argos Food Equipment, Inc. 401(k) Plan and Trust and the Stove Parts Supply Company Profit Sharing Plan totaling $2.4 million, were transferred on March 1, 2001, into similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan’s available investment options.  This amount and other miscellaneous transfers are included as “Transfers from other plans” on the accompanying Statement of Changes in Net Assets Available for Benefits.

GUST Amendment

The Plan has been amended to incorporate technical amendments mandated by various legislative acts since 1994 (collectively referred to as the “GUST” amendments).  Qualified plans are required to adopt the GUST amendments by the end of 2001.  These amendments had no significant effect on Plan assets and Plan design.

EGTRRA Amendment

This amendment is required as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).  These are technical amendments which are required to be in effect as of January 1, 2002. Generally, the provisions ease some of the restrictions which otherwise have applied to the ability to benefit highly compensated participants.

Plan Design Restatement

Ecolab Savings Plan was restated effective March 1, 2002 to include the following design changes:

•                      The employer match has been modified to $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and to $0.50 match for each $1 of employee pre-tax contributions on the next 2% of compensation.

•                      The maximum level of employee pre-tax contributions was increased from 10% to 16%, and employee after-tax contributions were eliminated.

•                      Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with recently enacted legislation.

•                      The plan provides for immediate 100% vesting of the employer matching contributions.

•                      A separate ESOP is created for the employer matching contributions and the ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP.

•                      Participants who have attained age 55 and 10 years of service will be allowed to diversify up to 25% of their matching contribution account at any time during the 5 years after becoming eligible to diversify.  In year 6, they can diversify up to 50% of their matching contribution account, taking into account the amounts already diversified in prior years.

•                      The plan has been designed to meet the IRS Safe Harbor rules so as to eliminate the need for certain non-discrimination testing in years subsequent to 2002.

SUPPLEMENTAL SCHEDULES

ECOLAB SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

as of December 31, 2001

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value

*	Fidelity Management and Research Co.	Fidelity Retirement Money Market Portfolio, 15,373,371 units		$15,373

*	Fidelity Management and Research Co.	Fidelity Government Income Fund, 1,833,112 units		18,276

*	Fidelity Management and Research Co.	Fidelity Puritan Fund, 1,524,061 units		26,930

*	Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund, 1,061,129 units		43,124

*	Fidelity Management and Research Co.	Fidelity Magellan Fund, 505,266 units		52,659

*	Fidelity Management and Research Co.	Fidelity Overseas Fund, 468,232 units		12,839

*	Fidelity Management and Research Co.	Spartan Extended Market Index Fund 109,892 units		2,604

*	Fidelity Management and Research Co.	Fidelity Freedom Income Fund 37,185 units		406

*	Fidelity Management and Research Co.	Fidelity Freedom 2000 Fund 137,176 units		1,580

*	Fidelity Management and Research Co.	Fidelity Freedom 2010 Fund 378,106 units		4,768

*         Party-in-interest

**       Cost information for participant directed investments in not required.

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value

*	Fidelity Management and Research Co.	Fidelity Freedom 2020 Fund 277,444 units		3,490

*	Fidelity Management and Research Co.	Fidelity Freedom 2030 Fund 193,845 units		2,435

	Pacific Investment Management Company	PIMCO Total Return Fund 319,953 units		3,347

	Capital Research and Management	Washington Mutual Investors Fund 235,993 units		6,667

	Harbor Capital Advisor (Jennison Associates LLP is the subadvisor)	Harbor Capital Appreciation Fund 596,391 units		17,433

	Miller Anderson & Sherrerd, LLP	MAS Small Cap Value Institutional Fund 721,928 units		12,720

	TCW Investment Management Co.	TCW Galileo Small Cap Growth Fund 155,729 units		2,950

*	Fidelity Management Trust Co.	Managed Income Fund 44,182,698 units		44,235

*	Ecolab Inc.	Ecolab Stock Fund 7,771,141 units	135,482	295,303

*	Participant loans	Participant loans due 1/2002-12/2012 (stated interest rates ranging from 6.0% to 10.5%)		16,174

				$583,313

*         Party-in-interest

**       Cost information for participant directed investments in not required.

ECOLAB SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

for the year ended December 31, 2001

EIN 41-0231510

Plan Number: 003

(Dollars in thousands)

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Value of Asset on Transaction Date	(i) Net Gain (Loss)

Series of Transactions:

Ecolab Inc./Fidelity Management Trust Co.	Ecolab Stock Fund	64,574		64,574	64,574
			77,990	57,487	77,990	20,503

NOTE (1):  The following columns of Schedule 4J were excluded as they are not applicable:

(e) - Lease Rental and (f) - Expenses Incurred with Transaction.

ECOLAB SAVINGS PLAN

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN

DATE June 25, 2002	By: /s/ Diane A. Wigglesworth
Diane A. Wigglesworth
Compensation Vice President,
Ecolab Inc.
(Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Document	Method of Filing

(23)	Consent of Independent Accountants	Filed herewith electronically